FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For July 19, 2002

IONA Technologies PLC
(Exact name of registrant as specified in its charter)

Ireland	98-0151465
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

The IONA Building Shelbourne Road, Ballsbridge Dublin 4, Ireland	None
(Address of principal executive offices)	(Zip code)

(011) 353-1-662-5255
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is alsothereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with  Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Contact:
Beth Mittelman	Jonathan Daly
Director of Investor Relations	Corporate Communications
(781) 902-8033	(781) 902-8139
ir@iona.com	jonathan.daly@iona.com

IONA ANNOUNCES SECOND QUARTER RESULTS

Dublin, Ireland — July 17, 2002— IONA®, the leading e-Business Platform provider for Web Services Integration (NASDAQ: IONA), today announced financial results for its second quarter ended June 30, 2002. IONA announced revenues of $26.3 million and a pro forma net loss of $15.5 million or ($0.48) net loss per share.

Pro forma results exclude amortization of purchased intangible assets, restructuring and other one-time charges, stock compensation and the associated tax effect. On a U.S. GAAP basis, after taking into account the foregoing items, IONA reported a net loss per share of ($0.87) for the second quarter of 2002. Details regarding IONA’s reported results are in the financial tables at the end of this release.

“I am disappointed with our Q2 results, but I am taking actions to return IONA to profitable growth,” said Barry Morris, IONA’s Chief Executive Officer. “IONA has enviable strengths in its world-class employees, its customer base of more than 4,500 organizations and its cash balance of approximately $100 million. I remain very confident in our prospects.”

As previously announced on July 8th, IONA instituted a cost-reduction program in the second quarter that included consolidation of excess facilities, reduction of workforce, and other cost reduction activities. The company made significant progress in the second quarter resulting in a one-time restructuring charge of $7.9 million in the second quarter ended June 30, 2002. In addition, IONA recorded a non-recurring, non-cash charge of $1.6 million for the retirement of certain fixed assets.

“IONA has the resources and discipline required to execute on our strategy in this challenging environment,” said Dan Demmer, IONA’s Chief Financial Officer. “We are implementing our plan to get IONA to a cash-flow positive position as quickly as possible, while maintaining our long-term growth potential.”

Looking forward, the company expects a continued challenging economic environment. The company therefore expects revenue for the third quarter of 2002 to be in the range of $25 – $28 million and a pro forma net loss per share to be in the range of ($0.32) – ($0.38). As a result of its ongoing cost reduction efforts, the company expects to incur a restructuring charge of $8.0 – $9.0 million in the third quarter of 2002. On a U.S. GAAP basis, the company expects a net loss per share to be in the range of ($0.67) to ($0.75).

IONA will host a conference call to discuss the company’s second quarter results on Wednesday,  July 17, 2002 at 10:00 a.m. Eastern Daylight Time. Investors and other interested parties may dial into the call using the toll free number (888) 423-3271 in the United States or (612) 332-0107 outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a replay will be available until midnight on July 24, 2002 by calling (800) 475-6701 in the United States or (320) 365-3844 outside of the United States, using confirmation code 644155 or via the website at www.iona.com.

About IONA:

IONA is the leading e-Business Platform provider for Web Services Integration with more than 4,500 customers worldwide. IONA Orbix E2A™, which consists of the award-winning Orbix E2A Web Services Integration Platform and Orbix E2A Application Server Platform, enables the flow of information across disparate systems and the liberation of application assets for new business opportunities.

Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts. The company had revenues of $181 million in 2001 and employs more than 800 people in more than 30 offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch of IONA’s End 2 Anywhere strategy for Web Services Integration; growth in market demand for Web services and integration; IONA’s enterprise sales model and its current market; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, E2A, End 2 Anywhere, End To Anywhere, Orbix E2A, IONA E2A, IONA e-Business Platform, iPortal Application Server, SureTrack, IONA XMLBus, Adaptive Runtime Technology, Orbacus, Orbix/E, IONA University and Total Business Integration are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Java and J2EE are trademarks or registered trademarks of Sun Microsystems, Inc in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc in the U.S. and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA TECHNOLOGIES CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (U.S. dollars in thousands, except per share data)
	Three Months Ended		Six Months Ended
	June 30, 2002 (Unaudited)	June 30, 2001 (Unaudited)	June 30, 2002 (Unaudited)	June 30, 2001 (Unaudited)
Revenue:
Product revenue	$13,431	$35,650	$38,998	$63,285
Service revenue	12,907	15,887	26,862	30,904

Total revenue	26,338	51,537	65,860	94,189
Cost of revenue:
Cost of product revenue	565	941	1,021	2,144
Cost of service revenue	7,244	9,388	14,831	17,819

Total cost of revenue	7,809	10,329	15,852	19,963

Gross profit	18,529	41,208	50,008	74,226
Operating expense:
In-process research and development	0	3,600	0	3,600
Research and development	10,479	10,935	20,993	18,884
Sales and marketing	20,185	26,670	40,888	44,969
General and administrative	3,383	4,455	6,945	8,014
Amortization of other non-current assets	3,283	5,341	6,551	6,339
Amortization of goodwill and indefinite lived intangible assets		15,139		18,258
Restructuring	7,862	5,705	7,862	5,705
Write-off of assets and related costs	1,579	0	1,579	0

Total operating expense	46,771	71,845	84,818	105,769
Loss from operations	(28,242)	(30,637)	(34,810)	(31,543)
Interest income, net	397	785	596	1,849
Net exchange loss	(120)	(149)	(375)	(269)
Other	0	0	0	164

Loss before provision for (benefit of) income taxes	(27,965)	(30,001)	(34,589)	(29,799)
Provision for (benefit of) income taxes	500	(1,292)	500	(681)

Net loss	($28,465)	($28,709)	($35,089)	($29,118)

Net income (loss) per Ordinary Share and per ADS
Basic	($0.87)	($1.14)	($1.13)	($1.23)
Diluted	($0.87)	($1.14)	($1.13)	($1.23)
Pro forma basic	($0.48)	$0.01	($0.58)	$0.17
Pro forma diluted	($0.48)	$0.01	($0.58)	$0.16

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	32,591	25,084	30,995	23,625
Diluted	32,591	25,084	30,995	23,625
Pro forma basic	32,591	25,084	30,995	23,625
Pro forma diluted	32,591	27,130	30,995	25,529

Certain amounts reported in 2001 have been reclassified to conform to the 2002 presentation.

IONA TECHNOLOGIES

PRO FORMA STATEMENT OF OPERATIONS IMPACT OF PRO FORMA
ADJUSTMENTS ON PRO FORMA NET (LOSS) INCOME
(U.S. dollars in thousands, except per share data)

	Three Months Ended June 30, 2002			Three Months Ended June 30, 2001
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenues	$26,338	0	$26,338	$51,537	0	$51,537
Cost of revenue	7,809	(103)	7,706	10,329	(144)	10,185
Gross profit	18,529	103	18,632	41,208	144	41,352
Total operating expense	46,771	(13,016)	33,755	71,845	(30,242)	41,603
Income (loss) from operations	(28,242)	13,119	(15,123)	(30,637)	30,386	(251)
Income (loss) before provision for income taxes	(27,965)	13,119	(14,846)	(30,001)	30,386	385
Net income (loss)	($28,465)	12,959	($15,506)	($28,709)	29,031	$322
Net income (loss) per ordinary share and per ADS
Basic	($0.87)	$0.39	($0.48)	($1.14)	$1.15	$0.01
Diluted	($0.87)	$0.39	($0.48)	($1.14)	$1.15	$0.01
Shares used in computing net income per ordinary share and per ADS(in thousands)
Basic	32,591		32,591	25,084		25,084
Diluted	32,591		32,591	25,084		27,130

	Six Months Ended June 30, 2002			Six Months Ended June 30, 2001
	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenues	$65,860	0	$65,860	$94,189	0	$94,189
Cost of revenue	15,852	(210)	15,642	19,963	(144)	19,819
Gross profit	50,008	210	50,218	74,226	144	74,370
Total operating expense	84,818	(16,632)	68,186	105,769	(34,457)	71,312
Income (loss) from operations	(34,810)	16,842	(17,968)	(31,543)	34,601	3,058
Income (loss) before provision for income taxes	(34,589)	16,842	(17,747)	(29,799)	34,601	4,802
Net income (loss)	($35,089)	17,160	($17,929)	($29,118)	33,128	$4,010
Net income (loss) per ordinary share and per ADS
Basic	($1.13)	$0.55	($0.58)	($1.23)	$1.40	$0.17
Diluted	($1.13)	$0.55	($0.58)	($1.23)	$1.39	$0.16
Shares used in computing net income per ordinary share and per ADS (in thousands)
Basic	30,995		30,995	23,625		23,625
Diluted	30,995		30,995	23,625		25,529

(1)
Adjusted to exclude: amortization of purchased intangible assets of $3,283,000 for the three months ended June 30, 2002 and $6,551,000 for the six months ended June 30, 2002; stock compensation of $395,000 for the three months ended June 30, 2002 and $850,000 for the six months ended June 30, 2002; restructuring of $ 7,862,000 for the three and six months ended June 30, 2002; write-off of assets and related costs of $1,579,000 for the three and six months ended June 30, 2002; and the associated tax effect of ($160,000) for the three months ended June 30, 2002 and $318,000 for the six months ended June 30, 2002.

(2)
Adjusted to exclude: in-process research and development of $ 3,600,000 for the three and six months ended June 30, 2001; amortization of goodwill and purchased intangible assets of $20,480,000 for the three months ended June 30, 2001 and $24,597,000 for the six months ended June 30, 2001; stock compensation of $601,000 for the three months ended June 30, 2001 and $699,000 for the six months ended June 30, 2001; restructuring of $5,705,000 for the three and six months ended June 30, 2001; and the associated tax effect of ($1,355,000) for the three months ended June 30, 2001 and ($1,473,000) for the six months ended June 30, 2001.

IONA TECHNOLOGIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	June 30, 2002 (Unaudited)	December 31, 2001 (1)
ASSETS
Current assets:
Cash and cash equivalents	$14,754	$28,509
Restricted cash	1,223	1,078
Marketable securities	83,665	24,110
Accounts receivable, net of allowance for doubtful accounts of $1,321 at June 30, 2002 and December 31, 2001	26,761	44,207
Prepaid expenses and other current assets	4,416	4,290

Total current assets	130,819	102,194
Property and equipment, net	16,872	18,789
Other non-current assets, net	34,405	47,948
Investments	50	50
Goodwill and indefinite lived intangible assets, net of accumulated amortization of $66,440 and $64,654 at June 30, 2002 and December 31, 2001, respectively	276,808	268,717

Total assets	$458,954	$437,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,400	$3,429
Accrued payroll and related expenses	7,318	12,134
Other accrued liabilities	16,737	14,017
Deferred revenue	25,141	32,352

Total current liabilities	50,596	61,932
Shareholders’ equity:
Ordinary Shares, E 0.0025 par value, 150,000,000 shares authorized; 32,590,505 and 27,816,711 shares issued and outstanding at June 31, 2002 and December 31, 2001, respectively	91	80
Additional paid-in capital	492,916	427,128
Accumulated deficit	(81,709)	(46,620)
Deferred stock compensation	(2,940)	(4,822)

Total shareholders’ equity	408,358	375,766

Total liabilities and shareholders’ equity	$458,954	$437,698

(1)	The December balance sheet information has been derived from the December 31, 2001 audited consolidated financial statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized,

IONA TECHNOLOGIES

Date: July 19, 2002	By: /s/ BARRY S. MORRIS

Chief Executive Officer and Director